SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 27, 2004

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure: Press Release dated July 27, 2004 re. France Telecom’s announcement to take full ownership of 47.5% of TPSA

Press Release

Paris, July 27, 2004

France Telecom to take full ownership of 47.5% of TPSA

•	France Telecom and Kulczyk Holding strengthen relationship by forming strategic partnership

•	France Telecom and Kulczyk Holding agree to bring forward the exercise of put option

•	France Telecom to refinance commitments at more attractive conditions

•	Jan Kulczyk remains Chairman of TPSA’s Supervisory Board

France Telecom and Kulczyk Holding announce that they have today reached an agreement to bring forward the exercise of the Tele Invest and Tele Invest II put options in accordance with their Investment Agreements.

As a result of this agreement, France Telecom will incur a cost of less than € 40 million after tax. Furthermore, Kulczyk Holding will continue to benefit from any increase in the TPSA share price above 56 PLN before July 6, 2006, capped at 110 million euros. By bringing forward this put option, France Telecom will be able to refinance its existing commitments at more attractive conditions.

This agreement will allow the transfer to France Telecom of the ownership of the 13.57% stakes held by Tele Invest and Tele Invest II in TPSA. The consolidation of these shares and their related debt of approximately 2.2 billion euros are already taken into account within France Telecom’s results as at June 30, 2004 (applying the new accounting standards that came into force on January 1, 2004).

The consortium formed by France Telecom and Kulczyk Holding has controlled 47.5% of TPSA since October 31, 2001. Following the exercise of the put options, France Telecom will therefore directly control this 47.5% stake.

Kulczyk Holding has provided continuous support to TPSA in the period from 2000 to 2004. Under the leadership of its Chairman Jan Kulczyk, TPSA’s Supervisory Board contributed efficiently to the governance of the company. Jan Kulczyk will continue in his role of Chairman.

Kulczyk Holding and France Telecom will continue their cooperation through the implementation of a strategic partnership that will allow France Telecom to benefit from Kulczyk Holding’s provisioning capabilities in several areas of activities.

Press contacts France Telecom

Tel. +33 1 44 44 93 93

Nilou du Castel

nilou.ducastel@francetelecom.com

Caroline Chaize

caroline.chaize@francetelecom.com

France Telecom	6 Place d’Alleray	Phone : +33 1 44 44 93 93
Corporate Communication	75505 Paris cedex 15	Fax : +33 1 44 44 80 34
France

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: July 27, 2004	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information